                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*



                            R. G. Barry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  068798-10-7
                                 --------------
                                 (CUSIP Number)


                               Richard L. Burrell
                            R. G. Barry Corporation
                           13405 Yarmouth Road, N.W.
                             Pickerington, OH 43147
                                 (614) 864-6400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
CUSIP NO. 068798-10-7                                        SCHEDULE 13D
---------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                    Gordon Zacks
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):   (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS (SEE INSTRUCTIONS):

                    Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                                             / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States of America
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                             861,700
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                             -0-
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                             414,574
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                               -0-
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    861,700
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):  /X/


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.7%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                    IN
------------------------------------------------------------------------------------------------------------------------------------

                                AMENDMENT NO. 18
                                       TO
                                  SCHEDULE 13D
                                  ------------


Item 1.  Security and Issuer.
-----------------------------

                  This Amendment No. 18 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission (the "SEC"), as amended, relates to Common Shares, $1.00 par value (the "Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road, N.W., Pickerington, Ohio 43147. This Amendment No. 18 amends certain information set forth in the Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

                  On May 1, 1998, Mr. Zacks exercised an option to purchase 55,555 Common Shares at an exercise price of $3.5269 per share. The exercise price was paid by the delivery of 13,008 Common Shares already owned by Mr. Zacks.

                  As described more fully in Item 5(c) below, on May 12, 1998, Mr. Zacks was granted an incentive stock option covering 6,694 Common Shares and non-qualified stock options covering an aggregate of 68,306 Common Shares pursuant to the Company's 1997 Incentive Stock Plan. Mr. Zacks paid no consideration to the Company in connection with the grant of such stock options.

Item 4.  Purpose of Transaction.
--------------------------------

                  Please see Item 3 above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

         (a)  Amount beneficially owned:  861,700 (1)(2)(3)
         ------------------------------
                  Percentage of class:          8.7% (1)(2)(3)(4)
                  -------------------

         (b) Number of Common Shares as to which such person has:
         -------------------------------------------------------

              (i) Sole power to vote or to direct the vote:
                  ----------------------------------------

                  861,700 (1)(2)(3)

             (ii) Shared power to vote or direct the vote:
                  ---------------------------------------

                  None

            (iii) Sole power to dispose or to direct the disposition of:
                  -----------------------------------------------------

                  414,574 (1)(2)(3)

             (iv) Shared power to dispose or to direct the disposition of:
                  -------------------------------------------------------

                  None

----------

(1) Gordon Zacks is the voting trustee of the Zacks Voting Trust (the "Voting Trust") and exercises sole voting power as to the 585,056 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 137,930 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 121,874 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 18. Excludes 14,967 Common Shares held of record and owned beneficially by the spouse of Mr. Zacks as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership.
                                       -4-

(3) Mr. Zacks holds 154,770 Common Shares of record, as to which he has sole voting and investment power.

(4) Based upon the sum of (a) 9,744,964 Common Shares outstanding as of December 31, 1998 and (b) 121,874 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 18.

         (c) Transactions by reporting person:
         ------------------------------------

                  Other than the transactions reported in the following table, Mr. Zacks has not effected any transactions in the Common Shares of the Company since the date of Amendment No. 17 to the Schedule 13D (February 6, 1998):

     Number of
   Common Shares         Date        Consideration           Type of Transaction
   -------------         ----        -------------           -------------------
        9,500           3/3/98             N/A             Gift by Mr. Zacks
       15,000           3/5/98      $13.563 per share      Sale by Mr. Zacks
       85,000           3/5/98      $13.375 per share      Sale by Mr. Zacks
       55,555           5/1/98      $3.5269 per share      Exercise of option by Mr. Zacks by
 (net common shares                                         delivery of 13,008 Common Shares
 received-42,547)
        6,694          5/12/98             N/A             Receipt of grant of incentive stock
                                                           option by Mr. Zacks under the
                                                           Company's 1997 Incentive Stock Plan -
                                                           becomes exercisable with respect to
                                                           6,694 Common Shares on fourth
                                                           anniversary of grant date.

     Number of
   Common Shares         Date        Consideration           Type of Transaction
   -------------         ----        -------------           -------------------
       40,000          5/12/98             N/A             Receipt of grant of non-qualified
                                                           stock option by Mr. Zacks under the
                                                           Company's 1997 Incentive Stock Plan -
                                                           becomes exercisable with respect to
                                                           10,000 Common Shares on each of first,
                                                           second, third and fourth anniversaries
                                                           of grant date.
       28,306          5/12/98             N/A             Receipt of grant of non-qualified
                                                           stock option by Mr. Zacks under the
                                                           Company's 1997 Incentive Stock
                                                           Plan-becomes exercisable with respect
                                                           to 8,750 Common Shares on each of
                                                           first, second and third anniversaries
                                                           of the grant date and 2,056 Common
                                                           Shares on the fourth anniversary of
                                                           the grant date.

         (d)      Right to receive or to direct the receipt of dividends from,
         ---------------------------------------------------------------------
                  or the proceeds from the sale of, Common Shares:
                  -----------------------------------------------

                  See Item 5(b) above.

         (e)  Not Applicable.

Signature.
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  1-29  , 1999                         /s/ Gordon Zacks
      --------                               ----------------------------
                                             Gordon Zacks

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